# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: M3-Brigade Acquisition V Corp., CIK 0002016072
CUSIP: G63212107
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1700 Broadway, 19th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 03/23/2026
Filed by CIK 0001024896
Persons authorized to receive notices and communications: Brandon Lutnick, 110 East 59th Street, New York, New York (NY), 10022, (212) 938-5000

## Reporting persons
- CANTOR FITZGERALD, L. P. (CIK 0001024896): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CF GROUP MANAGEMENT INC. (CIK 0001251145): type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CANTOR FITZGERALD & CO. (CIK 0000017018): type of reporting person: broker-dealer (BD), partnership (PN); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CANTOR FITZGERALD SECURITIES (CIK 0001219066): type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Brandon Lutnick (CIK 0002048880): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: M3-Brigade Acquisition V Corp.
Address of issuer's principal executive offices: 1700 Broadway, 19th Floor, New York, New York (NY), 10019
Comment: This statement on Schedule 13D amends the Schedule 13D of the Reporting Persons that was originally filed with the Securities and Exchange Commission (the "SEC") on December 19, 2025, as amended on March 2, 2026 (the "Schedule 13D") with respect to the Class A Ordinary Shares, par value $0.0001 per share ("Class A Ordinary Shares") of M3-Brigade Acquisition V Corp (the "Issuer"). This amendment to the Schedule 13D is being filed by the Reporting Persons and constitutes Amendment No. 2 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. This Amendment No. 2 amends Items 3, 4 and 5, as set forth below. This is the final amendment to the Schedule 13D and constitutes an "exiting filing" for the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is hereby amended and restated as follows: As of the time of filing, the Reporting Persons no longer beneficially owned any Class A Ordinary Shares; as such Item 3 is no longer applicable.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is hereby amended and restated as follows: The Reporting Persons have disposed of all Class A Ordinary Shares previously owned by them through privately negotiated transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See cover pages pgs. 2-5, which are incorporated by reference herein.

The information set forth in Item 13 (Percent of Class Represented by Amount in Row (11)) on cover pgs. 2-5 for each of the Reporting Persons is based on 28,750,000 Class A Ordinary Shares issued and outstanding as of March 12, 2026, as reported in the Issuer's Form 10-K for the year ended December 31, 2025, filed on March 12, 2026.

As of the date hereof, the Reporting Persons no longer beneficially owned any Class A Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See response (a) above.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, there have been no transactions in the Class A Ordinary Shares effected by the Reporting Persons since the most recent filing of Schedule 13D, other than brokerage transactions effected by CF&Co. on behalf of customers in the ordinary course of its business. CF&Co. agreed to dispose of 7,779,865 Class A Ordinary Shares described in this Schedule 13D on March 24, 2026, in privately negotiated transactions, at a price of $10.80 per Class A Ordinary Share.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: March 25, 2026.

## Signatures
- CANTOR FITZGERALD, L. P.: /s/ Brandon G. Lutnick, Brandon G. Lutnick /Chairman & Chief Executive Officer (03/25/2026)
- CF GROUP MANAGEMENT INC.: /s/ Brandon G. Lutnick, Brandon G. Lutnick / Chief Executive Officer (03/25/2026)
- CANTOR FITZGERALD & CO.: /s/ Pascal Bandelier, Pascal Bandelier / Co-Chief Executive Officer (03/25/2026)
- CANTOR FITZGERALD SECURITIES: /s/ Pascal Bandelier, Pascal Bandelier / Co-Chief Executive Officer (03/25/2026)
- Brandon Lutnick: /s/ Brandon G. Lutnick, Brandon G. Lutnick (03/25/2026)